UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2026
Commission File Number: 001-41110

GRAB HOLDINGS LIMITED

3 Media Close, #01-03/06
Singapore 138498
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Grab Announces the Results of Extraordinary General Meeting

On March 24, 2026, Grab Holdings Limited (“Grab”) announced that, at its extraordinary general meeting of shareholders held on March 24, 2026 (the “EGM”), Grab’s shareholders approved as a special resolution that Grab’s Second Amended and Restated Memorandum and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association.
Grab hereby furnishes, as exhibits to this report on Form 6-K, (i) the voting results of the EGM, and (ii) the Third Amended and Restated Memorandum and Articles of Association, as adopted pursuant to the special resolution passed at the EGM.
Incorporation by Reference
This Report on Form 6-K, including all exhibits hereto, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-261949 and 333-264872) of Grab Holdings Limited (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Voting Results of Grab Holding Limited’s Extraordinary General Meeting
99.2	Third Amended and Restated Memorandum and Articles of Association, as adopted

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAB HOLDINGS LIMITED
	By:	_/s/ Peter Oey_______________________
Date: March 24, 2026		Name: Peter Oey
Title: Director and Chief Financial Officer